Exhibit 99.1

Pactera Announces Results of the 2013 Annual General Meeting

BEIJING, December 24, 2013 — PacteraTechnology International Ltd. (“Pactera” or the “Company”) (NASDAQ: PACT), a global consulting and technology services provider strategically headquartered in China, today announced that all shareholder resolutions proposed at the Company’s 2013 annual general meeting held on December 23, 2013 were duly passed.

Pactera’s shareholders passed the following resolutions by the Company:

1.             Proposal No. 1 — To re-elect the retiring Director, Ruby Rong Lu, as a director of the Company and to authorize the Board of Directors to fix the Director’s remuneration;

2.             Proposal No. 2 — To re-elect the retiring Director, Venkatachalam Krishnakumar, as a director of the Company and to authorize the Board of Directors to fix the Director’s remuneration;

3.             Proposal No. 3 — To approve the appointment of the independent auditor, Deloitte Touche Tohmatsu LLP, for the fiscal year 2013 and to authorize the Board of Directors to fix their remuneration;

4.             Proposal No. 4 — To ratify the adoption of the audited financial statements of fiscal year 2012 and report of the independent registered public accounting firm, and their inclusion in the Company’s 2012 annual report; and

5.             Proposal No. 5 — To authorize the Board of Directors to take any and every action that might be necessary to effect the foregoing resolutions 1 to 4 as the Board of Directors, in its absolute discretion, thinks fit.

About Pactera

Pactera provides world-class business and IT consulting, solutions, and outsourcing services to a wide range of leading multinational firms through a globally integrated network of onsite and offsite delivery locations in China, the United States, Europe, Australia, Japan, Singapore and Malaysia. Pactera’s comprehensive services include business and technology advisory, enterprise application services, big data analytics, application development & maintenance, mobility, cloud computing, infrastructure management, software product engineering & globalization, and business process outsourcing. For more information, visit www.pactera.com.

For investor and media inquiries, please contact:

Tracy Zhou

Investor Relations

Pactera Technology International Ltd.

Tel: +86-10-5987-5138

E-mail: ir@pactera.com